# SEC Schedule 13D/A (Amendment No. 3) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Vigil Neuroscience, Inc., CIK 0001827087
CUSIP: 92673K108
Title of class of securities: Common Stock, $0.0001 par value per share
Address of issuer's principal executive offices: 100 Forge Road, Suite 700, Watertown, Massachusetts (MA), 02472
Date of event which requires filing of this statement: 06/10/2025
Filed by CIK 0001855502
Persons authorized to receive notices and communications: Jean-Philippe Kouakou-Zebouah, Vida Ventures GP III, L.L.C., 40 Broad Street, Suite 201, Boston, Massachusetts (MA), 02109, (857) 254-9500

## Reporting persons
- Vida Ventures III, L.P. (CIK 0001855504): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: working capital (WC); sole voting power 0; shared voting power 1,631,038; sole dispositive power 0; shared dispositive power 1,631,038; aggregate amount beneficially owned 1,631,038 (3.5% of the class)
  Comment: (1) All shares are held of record by Vida III (as defined in Item 2(a) of the Original Schedule 13D (as defined below)). Vida III GP (as defined in Item 2(a) of the Original Schedule 13D) is the general partner of each of Vida III and Vida III-A (as defined in Item 2(a) of the Original 13D) and may be deemed to have voting, investment, and dispositive power with respect to these securities. Each of the Investment Committee (as defined in the Original Schedule 13D) and the members thereof may be deemed to share voting, investment and dispositive power with respect to these securities.
  
  (2) Based upon 46,671,534 shares of the Issuer's Common Stock outstanding as of April 30, 2025, as set forth in the Issuer's quarterly report on Form 10-Q for the quarter ended March 31, 2025, filed with the Securities and Exchange Commission ("Commission") on May 7, 2025 (the "Form 10-Q").
- Vida Ventures III-A, L.P. (CIK 0001855503): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: working capital (WC); sole voting power 0; shared voting power 3,760; sole dispositive power 0; shared dispositive power 3,760; aggregate amount beneficially owned 3,760 (0% of the class)
  Comment: (1) All shares are held of record by Vida III-A. Vida III GP is the general partner of each of Vida III and Vida III-A and may be deemed to have voting, investment, and dispositive power with respect to these securities. Each of the Investment Committee and the members thereof may be deemed to share voting, investment and dispositive power with respect to these securities.
  
  (2 ) Based upon 46,671,534 shares of the Issuer's Common Stock outstanding as of April 30, 2025, as set forth in the Form 10-Q.
- Vida Ventures GP III, L.L.C. (CIK 0001855502): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 1,634,798; sole dispositive power 0; shared dispositive power 1,634,798; aggregate amount beneficially owned 1,634,798 (3.5% of the class)
  Comment: (1) Consists of (i) 1,631,038 shares held by Vida III and (ii) 3,760 shares held by Vida III-A. Vida III GP is the general partner of each of Vida III and Vida III-A and may be deemed to have voting, investment, and dispositive power with respect to these securities. Each of the Investment Committee and the members thereof may be deemed to share voting, investment and dispositive power with respect to these securities.
  
  (2) Based upon 46,671,534 shares of the Issuer's Common Stock outstanding as of April 30, 2025, as set forth in the Form 10-Q. .

## Item 1. Security and Issuer
Title of class of securities: Common Stock, $0.0001 par value per share
Name of issuer: Vigil Neuroscience, Inc.
Address of issuer's principal executive offices: 100 Forge Road, Suite 700, Watertown, Massachusetts (MA), 02472
Comment: Explanatory Note: This Amendment No. 3 (this Amendment) amends and supplements the Schedule 13D originally filed by the Reporting Persons with the SEC on February 10, 2023, as amended by that Amendment No. 1 filed with the SEC on October 9, 2024 and that Amendment No. 2 filed with the SEC on June 9, 2025 (collectively, the Original Schedule 13D). Only those items that are hereby reported are amended; all other items reported in the Original Schedule 13D remain unchanged. Information given in response to each item shall be deemed incorporated by reference in all other items, as applicable. Capitalized terms not defines in this Amendment have the meanings ascribed to them in the Original Schedule 13D.

## Item 2. Identity and Background
Name of person filing: The information set forth in Item 2(a) of the Original Schedule 13D is incorporated herein by reference.
Residence or business address: The information set forth in Item 2(b) of the Original Schedule 13D is incorporated herein by reference.
Present principal occupation or employment: The information set forth in Item 2(c) of the Original Schedule 13D is incorporated herein by reference.
Criminal convictions in the last five years: The information set forth in Item 2(d) of the Original Schedule 13D is incorporated herein by reference.
Civil proceedings (securities laws) in the last five years: The information set forth in Item 2(e) of the Original Schedule 13D is incorporated herein by reference.
Citizenship: The information set forth in Item 2(f) of the Original Schedule 13D is incorporated herein by reference.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: The information set forth in Item 3 of the Original Schedule 13D is incorporated herein by reference.

## Item 4. Purpose of Transaction
Purpose of transaction: The information set forth in Item 4 of the Original Schedule 13D is incorporated herein by reference.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: See Items 7-11 of the cover pages of this Amendment No. 2. The information reported on such cover pages is reported as of June 11, 2025.
Number of shares as to which each person has sole or shared power to vote or dispose: See Items 7-11 of the cover pages of this Amendment No. 2. The information reported on such cover pages is reported as of June 11, 2025.
Transactions in the class effected during the past sixty days: On June 9, 2025, Vida III sold 367,930 shares of Common Stock at a weighted average price per share of $7.8809 for aggregate proceeds of $2,899,618.414. On June 9, 2025, Vida III-A sold 848 shares of Common Stock at a weighted average price per share of $7.8809 for aggregate proceeds of $6,684.13. On June 10, 2025, Vida III sold 508,273 shares of Common Stock at a weighted average price per share of $7.8734 for aggregate proceeds of $4,001,839.32. On June 10, 2025, Vida III-A sold 1,172 shares of Common Stock at a weighted average price per share of $7.8734 for aggregate proceeds of $9,224.94. On June 11, 2025, Vida III sold 328,222 shares of Common Stock at a weighted average price per share of $7.8702 for aggregate proceeds of $2,583,241.50. On June 11, 2025, Vida III-A sold 757 shares of Common Stock at a weighted average price per share of $7.8702 for aggregate proceeds of $5,954.67.
Other persons with the right to receive dividends or sale proceeds: The information set forth in Item 5(d) of the Original Schedule 13D is incorporated herein by reference.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: June 10, 2025

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: The information set forth in Item 6 of the Original Schedule 13D is incorporated herein by reference.

## Signatures
- Vida Ventures III, L.P.: By: Vida Ventures GP III, L.L.C., its General Partner /s/ Jean-Philippe Kouakou-Zebouah, Managing Member (06/12/2025)
- Vida Ventures III-A, L.P.: By: Vida Ventures GP III, L.L.C., its General Partner /s/ Jean-Philippe Kouakou-Zebouah, Managing Member (06/12/2025)
- Vida Ventures GP III, L.L.C.: /s/ Jean-Philippe Kouakou-Zebouah, Managing Member (06/12/2025)